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July 15, 2015

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Cube Spinco Inc.

Amendment No. 1 to Registration Statement on Form S-4 and Form S-1

Filed June 22, 2015

File No. 333-204006

Dear Ms. Long:

On behalf of Blue Cube Spinco Inc. (“Splitco”) and The Dow Chemical Company (“TDCC”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Splitco’s Amendment No. 1 to its registration statement on Form S-4/S-1 filed with the Commission on June 22, 2015 (the “Registration Statement”) contained in your letter dated July 2, 2015 (the “Comment Letter”), we are submitting this letter containing responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 2”) has been filed via EDGAR on the date hereof. In addition, for your convenience, we are sending via courier four clean copies of Amendment No. 2 and four copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the related response. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

General

1.	Please provide the required Tandy representations in your next response letter.

RESPONSE: Splitco and TDCC acknowledge the Staff’s comment and have included the required Tandy representations in Annex A hereto.

Prospectus Cover Page

2.	We note your response to comment 11. Please limit your cover page to one page, as contemplated by Item 501 of Regulation S-K. Note that in order to improve the clarity of the information on this page, we believe that you should significantly revise the information you have provided here to focus on information that is required by Item 503 of Regulation S-K and information that is key to an investment decision.

RESPONSE: We acknowledge the Staff’s comment and have revised the cover page of the Registration Statement in response to the Staff’s comment.

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Questions and Answers About this Exchange Offer and the Transactions, page 5

Questions and Answers About this Exchange Offer, page 5

Who may participate in this Exchange Offer?, page 5

3.	We note your response to comment 13 of our letter dated June 4, 2015 that TDCC does not expect the legal limitations described under this heading to cause the exchange offer to be undersubscribed. Please add disclosure to that effect on page 5.

RESPONSE: We have revised the Registration Statement in response to the Staff’s comment to include the requested information. See “Who may participate in this Exchange Offer?” on page 5 of Amendment No. 2.

This Exchange Offer, page 65

General, page 65

4.	We note the following disclosure: “Stated another way, subject to the upper limit described below, for each $1.00 of TDCC common stock accepted in this exchange offer, you will receive approximately $ of Splitco common stock.” Please advise why you refer to Splitco common stock, given that Splitco common stock will only have a dollar value with reference to the value of the underlying Olin common stock, and Splitco common stock will represent nothing more than a right to obtain Olin common stock.

RESPONSE: We respectfully advise the Staff that the disclosure refers to the dollar amount of Splitco common stock to be received for each $1.00 of TDCC common stock for two reasons. First, Splitco common stock is, in fact, the consideration TDCC is offering in the exchange offer. TDCC owns no common stock of Olin Corporation (“Olin”) and when it accepts shares of TDCC common stock in the exchange offer, it will be delivering 100,000,000 shares of Splitco common stock to the exchange agent in settlement of its obligations under the exchange offer. The receipt of Olin common stock is the result of the subsequent closing of the merger of Splitco and Olin. Second, we believe that the reference to Splitco common stock is more accurate, because the dollar value of Olin common stock to be received in the merger step may be reduced by cash amounts paid in lieu of fractional shares.

We believe the Registration Statement makes it clear that the shares of Splitco common stock to be delivered in the exchange offer will be immediately converted into the right to receive shares of Olin common stock in the merger. However, in the interest of clarity, we have added a sentence at the end of the referenced paragraph on page 65 of Amendment No. 2 to clarify this point and refer to the disclosure under “Exchange of Shares of TDCC Common Stock.”

5.	Please disclose a separate final calculated per-share value for Olin common stock.

RESPONSE: We have revised the Registration Statement in response to the Staff’s comment to include the requested information. See “Terms of this Exchange Offer—General” on page 68 and corresponding revisions included elsewhere in Amendment No. 2.

Upper Limit, page 65

6.	We note the supplemental disclosure stating “This limit was calculated based on a 20 percent discount for shares of Splitco common stock based on the average of the daily VWAPs of TDCC common stock and Olin common stock on June 12, 2015, June 15, 2015, and June 16, 2015 (the last three trading days before the commencement of this exchange offer).” Please clarify this disclosure by disclosing the actual daily VWAPs and briefly describing how those figures translated into a 20% discount and the upper limit.

RESPONSE: We have revised the Registration Statement in response to the Staff’s comment to include the requested information. See “Terms of this Exchange Offer—Upper Limit” on page 66 and corresponding revisions included elsewhere in Amendment No. 2.

7.	Disclosure states that “TDCC set this upper limit to ensure that an unusual or unexpected drop in the trading price of Olin common stock, relative to the trading price of TDCC common stock, would not result in an unduly high number of shares of Splitco common stock being exchanged for each share of TDCC common stock accepted in this exchange offer.” Given that the number of shares to be issued by Olin in the merger is fixed, and, absent the upper limit, the calculated value ratio to tendering TDCC stockholders would also be fixed, the upper limit does not appear designed to limit dilution of the Olin stockholders, nor to limit a large increase in value accruing to tendering holders. Furthermore, proration would appear to address any corresponding decrease in the number of shares of TDCC that could be accepted in the exchange offer. Please revise this disclosure to clarify the specific harm that the upper limit is designed to prevent.

RESPONSE: We confirm that the upper limit is not intended to limit dilution of Olin shareholders or to prevent a large increase in value accruing to tendering holders. We note, however, that while pro-ration will address any possible decrease in the number of tendering TDCC shareholders who might participate in the exchange offer, it would not address a decrease in the absolute number of shares of TDCC common stock that could be accepted in the exchange offer based on the value ratio determined at launch. The upper limit is defined to address this point – namely to avoid a situation where an unexpected move in the per-share values of TDCC and Olin common stock leads to a significant reduction of the benefits of the exchange offer to TDCC and its continuing shareholders as a result of a much smaller number of outstanding shares being repurchased. We have added disclosure in the referenced sentence and on page 66 and have made corresponding revisions included elsewhere in Amendment No. 2 to clarify this point.

Final Exchange Ratio, page 67

8.	Consider adding columns to the chart appearing in this section for (i) the calculated per share value of Olin common stock and (ii) shares of Olin common stock per share of TDCC common stock.

RESPONSE: We have revised the Registration Statement in response to the Staff’s comment to include the requested information. See “Final Exchange Ratio” on page 68 and corresponding revisions included elsewhere in Amendment No. 2.

9.	Please note, if true, that there is a scenario under which tendering TDCC shareholders would receive less than $1.00 in value of Splitco common stock for each $1.00 in value of TDCC common stock accepted in the exchange offer.

RESPONSE: We have revised the Registration Statement in response to the Staff’s comment to include the requested information. See “Final Exchange Ratio” on page 67 of Amendment No. 2.

Withdrawal Rights, page 77

10.	We note your response to prior comment 8. The disclosure that you cite does not include the date after which tendered securities may be withdrawn, but simply discloses the formula by which security holders can attempt to determine that date. We understand that you may only able to disclose the actual date in the final prospectus, but if that is the case, please confirm that you intend to do so, and that you will calculate it in accordance with Rule 13e-4(a)(3). See Item 1004(a)(1)(vi) of Regulation M-A.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement in response to the Staff’s comment. See “Withdrawal Rights” on page 77 of Amendment No. 2. We plan to disclose the actual date after which tendered securities may be withdrawn in the final prospectus. We also plan to calculate such date in accordance with Rule 13e-4(a)(3).

Results of Operations, page 108

11.	We note your response to our comment 28 in our letter dated June 4, 2015. We note your added disclosures discuss various factors contributing to the changes to costs of sales at the consolidated level; they do not quantify the impact of each of those factors so that an investor can better understand how much of the dollar or percentage change of your cost of sales was impacted by those factors. Furthermore, there continues to be a lack of quantification in your discussion as to how the various cost components impacted segment EBITDA. As a result, your EBITDA discussion at the segment level continues to have a lack of disclosure quantifying the increase or decreases in costs impacting each period presented. Given that in many cases the increase or decreases in segment EBITDA are different than the corresponding change in net sales for the year, a robust discussion explaining those differences at the segment level is warranted. As noted as an example in our prior comment, for the period ended December 31, 2014, CAV net sales increased by 4% while EBITDA increased by 184%; however there does not appear to be a robust analysis of the reasons behind this significant increase in EBITDA. For the same period ended December 31, 2014, similar disproportionate trends exist at the Epoxy level whereby Epoxy sales increased by 15% while EBITDA increased by 113%. At the GCO segment, net sales decreased by 4% however EBITDA decreased by 40%. As such, your narrative should include a discussion quantifying the significant components of your costs impacting EBITDA at the segment level, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

RESPONSE: We have revised the Registration Statement in response to the Staff’s comment to include the requested information. See “Results of Operations” on pages 108-114 of Amendment No. 2.

Liquidity and Capital Resources, page 113

12.	We note your response to our comment 30 in our letter dated June 4, 2015. Please update your full contractual obligations table to include all the required maturity categories outlined in Item 303(a)(5) of Regulation S-K. In that regard, we note that you do not include a category for obligations that are less than a year in maturity, as required by that disclosure. Please include the DCP operating leases as disclosed on page F-17 in the less than a year category, as appropriate.

RESPONSE: We have revised the Registration Statement in response to the Staff’s comment to include the requested information. See “Liquidity and Capital Resources” on page 116 of Amendment No. 2.

Historical Per Share Data, Market Price and Dividend Data page 140

13.	Please update your Pro Forma weighted average common shares outstanding – diluted amount for the three months ended March 31, 2015 as it appears to include a clerical error given that the 87.5 million additional Olin shares that will be issued resulting from the transactions should be added to the historical amounts. As such, the pro forma amount should be 166 million shares outstanding instead of the 164.9 million currently reflected.

RESPONSE: We acknowledge the Staff’s comment, and respectfully advise the Staff that the pro forma condensed combined statement of operations reported a net loss of $29 million, or $0.18 cents per share, for the three months ended March 31, 2015. Olin referred to the guidance in Accounting Standards Codification (ASC) 260 “Earnings Per Share” (ASC 260) to determine the appropriate computation for earnings per share when the reported results are a loss. Specifically, ASC 260-10-45-19 states that “Including potential common shares in the denominator of a diluted per-share computation for continuing operations always will result in an antidilutive per-share amount when the entity has a loss from continuing operations…[no] potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists.” Accordingly, for purposes of computing pro forma diluted loss per share, Olin has utilized the same number of weighted average common shares outstanding as are utilized in the computation of pro forma basic loss per share.

In response to the Staff’s comment, we have expanded the disclosure on page 136 of Amendment No. 2 to include discussion of the diluted per-share computations.

Note 11. Commitments and Contingent Liabilities, page F-15

14.	We note your response to our comment 41 from our letter dated June 4, 2015. In regards to the JV arbitration proceedings, while we understand that that a loss is neither probable nor estimable as those terms are used under ASC 450, it is not apparent from your response whether it is reasonably possible that a loss could be incurred and the amount involved could be material. If so, and consistent with ASC 450-20-50-4(b), please expand your disclosures to state that fact and that such an estimate cannot be made given your statement that the estimation of the loss is not determinable at this time.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the Joint Venture arbitration with Samsung is being retained by TDCC, pursuant to the terms of the Separation

Agreement, and as such the ultimate gain or loss associated with the arbitration will not impact DCP. We have included a reference to the Joint Venture arbitration in the legal proceedings disclosure for clarity. See “Information on the Dow Chlorine Products Business—Legal Proceedings” on page 106 of Amendment No. 2. Furthermore, a decision from the arbitration panel is not expected until the first or second quarter of 2016. The arbitration includes claims and counterclaims by both parties with both parties claiming amounts owed to them from the other. To date, there have been no settlement discussions, and due to the complexity of the claims and counterclaims, although it is reasonably possible that a loss or gain could occur, the range of possible outcomes cannot be estimated at this time. Nevertheless, TDCC and the Joint Venture believe the likelihood of a material loss is remote.

We have revised the Joint Venture litigation disclosure in Note 10 to include the statements underlined below:

Joint Venture Litigation

On January 11, 2011, the Joint Venture, Samsung Engineering America Inc., and Samsung Engineering Co., Ltd. (“Samsung”) executed an agreement to provide engineering, construction and procurement services for the establishment of a chlor-alkali plant in Freeport (the “2011 EPC Agreement”). The Joint Venture and Samsung are currently in arbitration proceedings pursuant to the dispute resolution clause of the 2011 EPC Agreement. Due to the complexity of the claims and counterclaims, while it is reasonably possible that a loss or gain could occur, the range of possible outcomes cannot be estimated at this time. Nevertheless, Dow and the Joint Venture believe the likelihood of a material loss is remote.

In addition, we have revised the litigation matters disclosure in Note 11 to include the statement underlined below:

Litigation Matters

DCP is party to a number of claims and lawsuits arising out of the normal course of business with respect to commercial matters, including product liability, governmental regulation and other actions. Certain of these actions purport to be class actions and seek damages in very large amounts. All such claims are being contested. Dow has an active risk management program consisting of numerous insurance policies secured from many carriers at various times. These policies often provide coverage that will be utilized to minimize the financial impact, if any, of the contingencies. It is the opinion of DCP management that the possibility is remote that the aggregate of all such claims and lawsuits will have a material adverse impact on the results of operations, financial condition and cash flows of DCP.

15.	In your response to prior comment 41, you state, “The arbitration proceedings are ongoing and as such, a reasonable estimation of a potential loss, if any, is not determinable at this time.” Please clarify the specific reasons you are unable to develop an estimate of the reasonably possible range of loss while the arbitration is proceeding, based on the facts currently known and outcomes that are reasonably possible.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that TDCC has agreed in the Separation Agreement to retain the JV Entity arbitration with Samsung so that its outcome will not impact DCP. The arbitration includes claims and counterclaims by both parties with both parties claiming amounts owed to them from the other. To date, there have been no settlement discussions, and due to the complexity of the claims and counterclaims, although it is reasonably possible that a loss or gain could occur, the range of possible outcomes cannot be estimated at this time. Nevertheless, TDCC and the Joint Venture believe the likelihood of a material loss is remote. We also refer you to the additional disclosures outlined in our response to comment 14.

Undertakings, page II-1

16.	Please provide the Rule 415 undertakings required by Item 512(a) of Regulation S-K and the undertakings required by Item 22(b) and (c) of the Form S-4.

RESPONSE: We acknowledge the Staff’s comment and have revised the undertakings on page II-I of Amendment No. 2 accordingly.

We hope that the foregoing and the revisions to the Registration Statement have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 848-7333 or by email at richard.alsop@shearman.com.

Sincerely,

/s/ Richard B. Alsop

Annex A

Splitco and TDCC respectfully advise the Staff that Splitco and TDCC acknowledge that:

•	Splitco and TDCC are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Splitco and TDCC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 15, 2015

BLUE CUBE SPINCO INC.

By:	/s/ Duncan A. Stuart
Duncan A. Stuart
Secretary

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
Amy E. Wilson
Corporate Secretary and Assistant General Counsel